UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC File Number: 000-12742
CUSIP Number: 848565107

NOTIFICATION OF LATE FILING

(Check one):    ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D
☐ Form N-SAR ☐ Form N-CSR
For Period Ended: September 30, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Spire Corporation
Full Name of Registrant

N/A
Former Name if Applicable

One Patriots Park
Address of Principal Executive Office (Street and Number)

Bedford, MA 01730-2396
City, State and Zip Code

PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20‑F, Form 11-K, Form

☒
N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As disclosed in a Current Report on Form 8-K filed on September 24, 2013, the registrant entered into an Asset Purchase Agreement with N2 Biomedical LLC ("N2") pursuant to which N2 acquired substantially all of the assets, and assumed certain of the liabilities of Spire's biomedical business. The transaction closed on September 18, 2013. The registrant expects to consolidate the financial statements of N2 into its own. The registrant is unable to complete the preparation of its financial statements for its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013 within the prescribed time period because it is in the process of preparing the financial statements of N2. Accordingly, the registrant cannot complete its overall review without unreasonable effort or expense within the time prescribed.

PART IV -- OTHER INFORMATION

(1)    Name and telephone number of person to contact in regard to this notification

Robert S. Lieberman          781      275-6000
(Name)            (Area Code)     (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Although the registrant has not completed its financial statements for the quarter ended September 30, 2013, the registrant anticipates significant changes in results of operations from the corresponding period of 2012 will be reflected by the earnings statements to be included in its Form 10-Q for the quarter ended September 30, 2013. The registrant currently expects, for the quarter ended September 30, 2013, that its revenue will be in a range of $4,000,000 and $4,200,000, its operating loss from continuing operations will be in a range of $(2,200,000) and $(2,300,000) and its net loss attributable to common shareholders in a range of $(2,000,000) and $(2,100,000). Since the financial statements for the quarter ended September 30, 2013 are not yet completed, actual results may differ materially from its current expectations.

Spire Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date November 14, 2013                  By:     /s/ Robert S. Lieberman
Name:    Robert S. Lieberman
Title:    Chief Financial Officer and Treasurer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).